SUPERVISED SERVICE COMPANY, INC.

                          Boston         Chicago    Kansas City


      April 4, 1995

                                 VIA AIRBORNE EXPRESS

      Bull & Bear Funds I, Inc.
      Attn: Thomas B. Winmill
      11 Hanover Square
      New York, NY 10005

      Dear Mr. Winmill:

      As we have advised you, Supervised Service Company, Inc. (SSC) has entered an agreement to sell substantially all of its assets, including its mutual fund transfer agency business to DST Systems, Inc. (DST). DST has agreed to assume and perform all of SSC's obligations under the Transfer Agency Agreement between Bull & Bear Funds 1, Inc. and SSC dated August 30, 1994, (the "Agreement"). All of the terms and conditions of your agreement, including the fee schedule, will remain in effect in accordance with the terms of the Agreement.

      We believe this transaction will ensure continued excellent service to you and your shareholders. Please indicate your consent to the assignment of your agreement to DST by executing and returning the enclosed copy of this letter in the return Airborne Express envelope provided.

      We would appreciate your prompt response. If you have questions, please contact either of us at the numbers indicated below.

  Supervised Service Company, Inc.            DST Systems, Inc.

 By                                        By
       Robert W. Ciarlelli                        Thomas A.  McCullough
       (816) 292-6206                             (816) 435-8656


Bull & Bear Funds I, Inc. hereby consents to the assignment of the Agreement to DST Systems, Inc. as described above.

           By

           Title

           Date